SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file
annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the
information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: Analyst Slide Presentation, dated January 29, 2003, detailing France Telecom’s Q4 2002 revenues.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 29, 2003	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France

france telecom

Q4 2002 Revenues

Key Messages

- France Telecom revenue in line with expectations
- Positive ARPU trends continue at Orange
- Wanadoo growth over 30%
- ADSL accelerating (1.4m lines)
- Fixed voice revenues under control
- Rebound in Corporate services revenues
- Upturn in International businesses growth rate
- Q4 revenues trends consistent with France Telecom 2003 growth targets
- Confirming targets for 2002

On track to deliver 2003-2005 forecasts

2002 Cumulated Consolidated Revenues by Segment up 8.4%*

Euros in millions


43 026
+ 8.4 %
46 630
6 964
1 461
14 769
19 832
+ 34.0 %
+ 32.4 %
+ 12.8 %
- 5.7 %
9 332
1 935
16 660
18 703
FY 2001
FY 2002
Fixed line, voice and data services outside France
Wanadoo
Orange
Fixed line voice and data services in France

In Line with Previous Guidance and Market Consensus

** Actual figures*

2002 Pro forma and exchange rate analysis

Euros in millions



+ 2.9%
43 026
+ 2925
45 304
46 630
- 647
45
40
35
30
25
20
2001 Actual
Forex Impact
Perimeter Impact
2001 Pro Forma
2002 Actual

- **Forex effect: Eur - 647 m of which:**
  - **TP Group - 271 m**
  - **Equant - 158 m**
  - **Orange - 103 m**
- **Perimeter effect : Eur+2925m of which:**
  - **Telecom Argentina- 1792 m**
  - **Equant + 1034 m**
  - **TP Group + 3471 m**

Q4 2002 Consolidated Revenues by Segment*

Euros in millions


11 427
+ 6.7 %
12 187
2 016
436
3 976
4 999
+ 23.3 %
+ 34.2%
+ 11.3%
- 6.2%
2 486
585
4 427
4 689
Q4 2001
Q4 2002
Fixed line, voice and data services outside France
Wanadoo
Orange
Fixed line voice and data services in France

Continuing Growth for Orange, Wanadoo and International Voice and Data Services

** Actual figures*

Q4 Pro forma and exchange rate analysis

Euros in billions



+ 2.9 %
11 427
- 276
+ 690
11 841
12 187
12
10
8
6
4
2
0
Q4 2001 Actual
Forex Impact
Perimeter Impact
Q4 2001 Pro Forma
Q4 2002 Actual

- **Forex effect: Eur - 276 m, of which:**
  - **TP Group - 101 m**
  - **Equant - 82 m**
  - **Orange - 62 m**
- **Perimeter effect: Eur + 690 m, of which:**
  - **Telecom Argentina - 435 m**
  - **TP Group + 1 156 m**

Four Segment Q4 Revenues Analysis:

Orange

Wanadoo

Fixed Line, Voice & Data Services in France

Fixed Line, Voice & Data Services outside France

Orange Q4

- 36.3 % of Group consolidated revenues
- Eur 4 427 million (contributive to FT)
- + 11.3 % vs. 2001
- + 9.6 % on a pro forma basis and excluding Forex

Orange : 2002 Key Messages

- Group customer base reaches 44.4m (up 9%pro forma)
- Orange France : 19.2m customers (ow 55.6% contract), 49.8% market share.
- Orange UK : N°1 operator, 13.3m customers
- Orange non-voice revenues 10.8% of network revenues
- Positive ARPU trends

On track for good 2002 results

Orange : ARPU

Orange France,
in euros

Orange UK,
in £



583
560
175
163
392
377
Contract
Prepay
Overall
544
557
121
125
245
259
Contract
Prepay
Overall
12mth to dec 2001
12 mth to dec 2002

5.7 % rise in the UK, France slowing decline -3.8 %

Note: annual rolling ARPU / 2001 restated from MNP revenue adjustment

Orange : Q4 2002 Total Contributive Revenues*

Euros in millions


+ 11.3 %
3 976
4 427
799
987
+ 23.5%
1 385
1 536
+ 10.9%
1 792
1 904
+ 6.3%
Q4 2001
Q4 2002
France
UK
RoW

Total Revenue growth: 11%

** Contributive revenues in FT consolidated accounts*

Wanadoo Q4

- 4.8% of Group consolidated revenues
- Eur 585 million
- + 34.2% vs. 2001
- + 31.8% on a pro forma basis and excluding Forex

Wanadoo: 2002 Key Messages

ACCESS, PORTALS AND E-COMMERCE REV' UP 72% at Eur 1063 m

- 8.5 million active clients, up 40% compared to Dec. 31, 2001
- Broadband reaches 1.4 million (ow 1 million in France), and represent 16% of our customer base
- Increasing ARPU: +15% in 2002 versus 2001

DIRECTORIES REV' UP 3.4% at Eur 872 m

- Revenues from online directories have reached Eur 205 m (+ 13%) and represent 23% of total revenues
- Revenues from Internet Directories increased by 45%
- Printed directories grew by 3.5% in 2002

Wanadoo revenues: Eur 1,935 million, up 32.4%

Fixed Line, Voice and Data Services in France Q4

- 38.5 % of Group consolidated revenues in Q4 2002
- Eur 4,689 million
- - 6.2 % vs. Q4 2001 using actual figures
- - 5.7 % vs. Q4 2001 on a pro forma basis

Fixed Line, Voice and Data Services in France: Key Messages

- ADSL accelerating (1.4m lines end Q4, 2.8m targeted in 2003)
- Contained decrease of local calls market share (local above 80% market share)
- Development of recurring subscription revenues (6.8m fixed line bundles)
- Rebound in Corporate Services revenues in Q4 (best quarter of 2002)

Growth areas are gradually compensating for voice revenues

ADSL Domestic Market: France Telecom Cumulated Revenues*

Euros in millions


69
159
265
395
Q1 2002
H1 2002
9 months 2002
Full year 2002

Eur 395 m ADSL revenues in 2002 (x 3.3 vs. 2001) of which Eur 130 m in Q4 2002

** Mass market and SMEs*

Fixed Line, Voice & Data Services in France: Fixed telephony market shares



96,8%
86,0%
82,7%
82,0%
80,9%
Local
Long Distance
64,6%
63,7%
63,8%
64,5%
64,3%
12/01
03/02
06/02
09/02
12/02

Market share stabilised in Long Distance
Loss of market share under control in Local

Note: computation based on traffic interconnected with France Telecom network

Fixed Line, Voice & Data Services in France: Q4 revenues*

Euros in millions


4,999
- 6.2 %
4,689
285
275
738
3,701
- 15.4 %
- 6.9 %
+ 4.6 %
- 7.6 %
241
256
772
3,420
Other revenues
Broadcasting and cable television services
Corporate services
Fixed-line telephony services
Q4 2001
Q4 2002

Worst base effect for local calls impact is now behind

** Actual figures*

Fixed Line, Voice & Data Services outside France Q4

- 20.4% of Group consolidated revenues
- Eur 2,486 million
- + 23.3% vs. Q4 2001
- + 4.4% on a pro forma basis and excluding Forex

Fixed Line, Voice and Data Services outside France: Key Messages

- Equant contributive revenue stabilized (- 1.3 % pro forma and excluding forex)
- TP Group revenue increased by 6.2 %
- Best quarter of 2002 for revenue growth (+ 4.4 % vs + 0.6 % over 9 months pro forma and excluding forex)

Upturn in top line growth in Q4 2002

Fixed Line, Voice & Data Services outside France**: + 4.4 % on a pro forma basis and excluding forex

Euros in millions



Equant
690
699
- 1.3%
Fixed-line telephony
1,307
1280
+ 2.1%
Mobile services, excl. Orange
233
159
+ 46.5%
Broadcasting and cable television
110
107
+ 2.8%
Other revenues
146
137
+ 6.6%
Q4 2001
Q4 2002

Best quarter of 2002 for the segment

***pro forma figures excluding forex*

2002 revenue summary

- FY 2002 revenue growth +8.4% in line with FT guidance and market expectations
- FY 2002 pro forma growth excluding forex : +2.9%
- Orange FY 2002 network revenue up 14%
- ADSL revenue contribution EUR 395 m (ow EUR 130 m in Q4)
- Upturn in growth for corporate services in France and International voice and data services in Q4

2003 revenue trends

- Fixed line voice and data services in France in slight decline
- Orange revenue growth : high single digit
- Wanadoo revenue growth between 25 and 30%
- International voice and data growth : low single digit, in line with Q4 trend

Overall 2003 growth target between 3 to 5% consistent with Q4 trends and TOP plan assumptions

2002 guidance

- Group EBITDA far above EUR 14.5 bn
- Full year capex below EUR 8bn

FT demonstrated strong reactivity in Q4

TOP program update

- 100 projects already launched
- Monitoring tools and structures in place
- First KPI and cost base impacts available from Q1 2003
- Over EUR 3 bn of free cash flow available for debt reduction confirmed for 2003

TOP implementation now fully operationnal

france telecom